September 19, 2006

Jose Araque
President and CEO
Nuevo Financial Center, Inc.
2112 Bergenline Avenue
Union City, New Jersey 07087

>   **Re: Nuevo Financial Center, Inc.**
>   **Amendment No. 2 to Registration Statement on Form SB-2**
>   **Filed August 23, 2005**
>   **File No. 333-130722**

Dear Mr. Araque:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Disclose on the cover page that you are registering for resale all the shares that are currently outstanding.

Summary, page 1

2.   We note your response to our prior comment 2 from our letter dated January 24 and your new disclosure regarding the activities of Nuevo Financial prior to its acquisition of Telediscount Communications. Please briefly describe the services the consultants provided as described in the sixth paragraph.

3.   Expand the disclosure regarding the acquisition of Telediscount Communications, Inc. For example, disclose the length of time this company has been in business. State how many shares were issued and outstanding prior to and subsequent to the

acquisition, and disclose the material terms of the acquisition, including the number of shares issued and the number of individuals who received shares in the acquisition. Identify the recipients of more than 5% of the shares issued in the acquisition and who the officers and directors were after the acquisition.

4.   Expand to state the number of centers you currently have and where they are located.

Risk Factors, page 5

5.   Ensure that each caption accurately describes the nature of the risk. Revise, for example, captions such as "Competition," "Regulatory Matters," "Credit Risk," and "Technology."

Technology, page 6

6.   You refer to proceeds from a contemplated financing. Please discuss the material terms of this contemplated financing in the "Liquidity and Capital Resources" section of the filing. If you have not secured financing, delete the reference here.

Regulatory Matters, page 6

7.   We note your response to our prior comment 23 regarding regulatory risks. We note you state you "may be subject to certain regulatory or legal restrictions." Please describe these restrictions and risks associated with your lending activities, whether by state regulators or credit risk, including a description of how this could affect your business as it currently operates. Also, we note you seek to offer insurance products and real estate services in the future, please describe regulatory risks with entering such businesses.

Description of the Business, page 11

8.   Clarify in the first paragraph whether you are stating revenues for the year ended December 31, 2005 only.

9.   We note your response to prior comment 8. We reissue the comment in part. Please provide copies of the reports that you either cite to or that provide support for the various statements you make and tables you provide on pages 12 through 16 of the registration statement, including but not limited to the University of Georgia study; Census Bureau report; Federal Reserve Bank of Chicago; Federal Reserve; Tower Group; MacroMonitor Survey; Hispanic Trends; Filene Research Institute; Pew Study; Celent Communications; Inter-American Development Banks Multilateral Investment Fund; and DRI-McGraw Hill, among others. Clearly mark the relevant sections that support the statements made in your prospectus, and cross-reference such sections to the appropriate location in your prospectus. Please also tell us whether any reports were prepared specifically for

your use and if so, whether any of these sources consented to your use of their data. Also tell us whether you are aware of or sought any contradictory data.

10. Provide support for all statistical information and factual statements in your business discussion. We note, for example, statements such as "24% of Hispanic households do not utilize traditional banking channels" and your statistics in "Rapid Growth in Customer Base." These are just a few examples of the statistical data and factual statements that require supplemental support. For any statistical data or factual statements that you cannot support, please delete.

Company has a three-prong strategy, page 15

11. We note your plan to expand operations. Clarify whether you intend to increase concentration in your current geographic locations or expand into other geographic locations. Expand to discuss.

12. We reissue comment 12.

Independent Selling Agents, page 17

13. Clarify whether you currently have these or whether it is your intent to have them in the future. Your disclosure is contradictory.

14. Since the shares being registered are offered on behalf of selling shareholders and not the registrant, and since the registrant will not received any proceeds, explain how the company "plans to significantly expand its operations" "immediately following the completion of this offering." We note similar language on page 21.

Indemnification of Directors and Officers, page 19

15. We note your response to our comment 20 and we reissue the comment. Please explain why New York's corporate law would apply to you as a Delaware Corporation.

16. We note your response to our prior comment 34 that you have sufficient capital to operate for the next 12 months, yet this conflicts with the risk factor disclosure in your first risk factor where you state you need $500,000 to operate for the next 12 months. We reissue the comment. Based on the financial information you have provided in this registration statement, please explain how you are able fund operations through the revenues of Telediscount Communications. Also confirm whether you believe that you will be able to continue to satisfy your cash requirements for the next 12 months in the event you are unable to raise any additional funds.

17. We note your response to prior comment 35 and the description of new disclosure you state you have added to the prospectus. Please add such disclosure to the

prospectus. We reissue the comment in part. To the extent you are unable to raise all of the requisite funds, which of the listed objectives will management focus on with the limited funds raised? Please revise your disclosure in response to these questions and to clarify the priorities management has assigned to each of these objectives assuming that less than the desired amount of financing is obtained.

Liquidity and Plan of Operation, page 23

18.   Please refer to prior comment 33. We see your response to our comment which stated the Form 8-K/A filed December 8, 2005 would be further amended to include the audit opinion of Jewett, Schwartz & Associates. Please amend the December 8, 2005 Form 8-K/A and note we may have additional comments after reviewing the amendment.

Principal Stockholders, page 26

19.   Briefly describe the transaction(s) by which these individuals received their shares and the consideration they paid for them.

20.   State that Edward Cabrera and Empire Financial Holding Company are underwriters in this offering.

21.   Please clearly identify the individuals with voting and dispositive control for the entity REAN LLC.

22.   We note your response to our comment 40. We reissue the comment in part. Confirm the year in which such options were granted to Mr. Araque, and to the extent required by Item 402(b) of Regulation S-B, revise your executive compensation table on page 12 to reflect such option grant.

Selling Shareholders, page 27

23.   Please clearly identify the individuals with voting and dispositive control for all entities in the table. Also, clearly explain whether the individuals described in the footnotes have voting and dispositive control, or only dispositive control as you describe.

Certain Relationships and Related Transactions, page 36

24.   Please identify the shareholder of the company described in this section. Disclose the amounts paid to the consultant under this agreement to date.

25.   Expand to disclose the identity of the officer paid consulting fees, as described in note 5 to the financial statements on page 47.

Financial Statements, page 37

26.   Please refer to prior comment 44. We note that Item 310(b) of Regulation S-B requires interim financial statements to include income statements and statements of cash flows for the interim period up to the date of the balance sheet (as of the end of your most recent fiscal quarter) and the comparable period of the preceding year. Accordingly, please revise the filing to present the income statement and statements of cash flows for the comparable June 30, 2005 period. Please also revise your Form 10-Q's to comply. We are not in a position to waive this requirement. A waiver of this requirement for your Form SB-2/A and Form 10-Q's must be requested from the Office of the Chief Accountant of the Division of Corporation Finance.

Financial Statements for December 31, 2005, page 38

Consolidated Statements of Operations, page 40

27.   We see that you have recorded a loss on abandonment of assets of $114,072. Please tell us and revise the footnotes to disclose more information regarding these assets, including the cost basis and accumulated depreciation along with the rationale and business purpose for the abandonment. Additionally, please tell us why the loss is presented as a component of non-operating other income and (expense). We may have further comment based on your response.

Note 1. – Summary of Organization and Significant Accounting Policies, page 43

28.   Please refer to prior comment 52. Please revise this note to clearly indicate that the acquisition of Telediscount was accounted for as a reverse merger recapitalization with Telediscount representing the accounting acquiror. Furthermore, please also revise the note to unequivocally state that the historical statements presented are those of the accounting acquiror.

29.   Please revise this note to disclose your accounting policy for the assessment and measurement of impairments to your long-lived assets.

Financial Statements for the June 30, 2006, page 53

Condensed Statements of Operations (unaudited), page 54

30.   Please tell us more about the nature of the "closed store reserve" line item presented herein. Also, it would appear this item should be presented as a component of your loss from operations. Please revise the statement to present the amount as a component of your loss from operations or tell us why you believe your current presentation of the item is appropriate.

Note 4. Note Payable, page 57

31.   We note that you issued convertible promissory notes in May 2006. We also see
        that you may incur liquidated damages or penalties pursuant to registration rights
        agreements. Please refer to the guidance provided in the Division of Corporation
        Finance's Current Accounting and Disclosure Issues Outline at
        http://www.sec.gov/divisions/corpfin/acctdis120105.pdf and address the
        following:

        ·   Please revise the filing to clearly disclose all the material terms of the
            convertible promissory note and warrants, including but not limited to, the
            conditions under which you or the holder may convert into common shares,
            the conversion rate and all conditions that may result in adjustments to that
            rate, any conditions under which you or the holder may accelerate payment of
            the notes. Likewise, please clearly describe the material terms of the
            registration rights agreements, including the conditions under which you
            would be required to pay liquidated damages.

        ·   Tell us how you have considered the guidance provided in EITF 05-4 *The
            Effect of a Liquidated Damages Clause on a Freestanding Financial
            Instrument Subject to Issue No. 00-19* in concluding how to account for these
            instruments. While we note that the EITF has not reached a consensus on this
            issue and has deferred deliberation until the FASB addresses certain questions
            which could impact a conclusion on this issue, please tell us how you
            considered the guidance in EITF 05-4 and the different views on this issue as
            outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration
            rights agreement and in considering whether you are required to bifurcate the
            conversion option from the debt host.

        ·   Tell us how you have applied the guidance in EITF Issue 00-19 in evaluating
            whether the various features of your convertible promissory notes, including
            for example, the conversion features, are embedded derivatives that you
            should separate from the debt host, record as liabilities and account for at fair
            value under SFAS 133. In this regard, please specifically address whether the
            convertible promissory notes meet the definition of conventional convertible
            debt in paragraph 4 of EITF Issue 00-19. Please provide us with your analysis
            of all of the convertible promissory note features under paragraphs 12-32 of
            EITF 00-19.

        ·   Revise the financial statements to describe clearly how you have accounted
            for the convertible promissory note, including any related discounts and any
            embedded derivatives requiring bifurcation pursuant to SFAS 133.

· Revise the Critical Accounting Estimates section of MD&A to disclose the methodology and significant estimates used to value any of the instruments you carry at fair value.

In addition, it appears that the warrants issued in conjunction with the convertible promissory notes are also subject to registration rights agreements. As a result, we note the accounting and classification of these freestanding instruments may also be impacted depending on your view as to the appropriate accounting for the instruments under EITF 00-19 and your consideration of EITF 05-4. Please advise.

Undertakings, part II

32. Please include all undertakings required by Item 512 of Regulation S-B. For example, we note you are relying on 430B yet have not included those undertakings.

Exhibits

33. We note your response to our prior comment 59. Please tell us whether your exhibits 3.1, 3.2 and 3.3 have been amended or changed since September 5, 2000 and file the most recent version if applicable.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

You may contact Kevin Kuhar at (202) 551-3662 or in his absence, Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: (via fax) Joseph I. Emas